Restoration Robotics, Inc.

128 Baytech Drive

San Jose, California 95134

September 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:      Restoration Robotics, Inc. Registration Statement on Form S-4 (File No. 333-232000)

  Request for Acceleration of Effectiveness

Requested Date: September 10, 2019

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Restoration Robotics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-232000), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on September 10, 2019, or as soon as possible thereafter.

The Registrant hereby authorizes Brian J. Cuneo, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Cuneo at (650) 463-3014, or in his absence Adam H. Whitaker, of Latham & Watkins LLP, at (650) 470-4865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Latham & Watkins LLP, attention: Brian J. Cuneo, via facsimile at (650) 463-2600.

Very truly yours,

Restoration Robotics, Inc.

/s/ Mark Hair
Mark Hair
Chief Financial Officer

cc:	Brian J. Cuneo, Latham & Watkins LLP

  Adam H. Whitaker, Latham & Watkins LLP

  Mark Hair, Restoration Robotics, Inc.

  Gary Stokes, Restoration Robotics, Inc.

  Domenic Della Penna, Venus Concept Ltd.

  Danielle Carbone, Reed Smith LLP